As filed with the Securities and Exchange Commission on February 18, 2005.       Registration No. 333-12708

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

INFICON HOLDING AG

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Switzerland

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares representing ordinary shares of Autonomy Corporation plc	0 American Depositary Shares	--	$0	$0

EMM-773920_2

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

EMM-773920_2

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 16
(iii) The collection and distribution of dividends	Articles number 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15 and 16
(v) The sale or exercise of rights	Article number 13
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions on the right to transfer (if any), deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 13 and 18

3. Fees and Charges	Article number 7

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement. – Previously filed.

b.

Letter dated ___________ 2000, from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts. – Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of counsel. – Previously filed.

e.

Certification under Rule 466.  – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 16, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for shares of Inficon Holding AG.

By:

The Bank of New York,

As Depositary

By:

/s/ Joanne F. DiGiovanni

       Joanne F. DiGiovanni

       Vice President

- # -

Pursuant to the requirements of the Securities Act of 1933, Inficon Holding AG has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Switzerland, on February 17, 2005.

INFICON HOLDING AG

By:  /s/ Lukas Winkler

        Name:  Lukas Winkler

        Title:  Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 17, 2005.

/s/ Lukas Winkler

Chief Executive Officer and President

Lukas Winkler

(principal executive officer)

/s/ Peter G. Maier

Vice President and Chief Financial Officer

Peter G. Maier

(principal financial and accounting officer)

/s/ Paul Otth

Director

Paul Otth

/s/ Gustav Wirz

Director

Gustav Wirz

/s/ Thomas Staehelin

Director

Thomas Staehelin

/s/ Richard Fischer

Director

Richard Fischer

/s/ Mario Fontana

Director

Mario Fontana

/s/ Lukas Winkler

Authorized Representative in the United States

Lukas Winkler

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certification under Rule 466

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